

February 21, 2012

<u>Via Email</u>
Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

      Re: **Petróleo Brasileiro S.A. - Petrobras**
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed May 26, 2011
                File No. 1-15106

Dear Mr. Barbassa:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/H. Roger Schwall

                                Roger Schwall
                                Assistant Director